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December 20, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549

Attn: David Lin and Dietrich King

Re:	Athene Holding Ltd.
PRE 14A filed November 12, 2019
File No. 001-37963

Dear Mr. Lin and Mr. King:

On behalf of Athene Holding Ltd. (the “Registrant”), enclosed for review by the Securities and Exchange Commission (the “Commission”) is Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, File No. 001-37963, of the Registrant (as amended, the “Proxy Statement”). The Proxy Statement has been revised to respond to the comments of the Staff of the Commission (the “Staff”) that were contained in your letter dated December 6, 2019 (the “Comment Letter”) and to effect such other changes as the Registrant deems appropriate. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Comment Letter or Proxy Statement, as applicable.

Set forth below are the responses of the Registrant to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Registrant. Page numbers refer to page numbers of the unmarked version of the Proxy Statement as filed on the date of this letter.

Questions and Answers About the Special Meeting and Voting

What is the purpose of the Special Meeting?, page 1

1.

We note your disclosure on page 3 and elsewhere in the filing that Messrs. Belardi and Wheeler have each entered into a letter agreement pursuant to which they have agreed to vote their Class M Common Shares in favor of the proposals on which Class M shareholders are entitled to vote at the Special Meeting. We also note section 5.14 of the Transaction Agreement, which provides that Athene delivered to Apollo copies of the letter agreements executed by holders of a majority of each of the Class M-1, M-2, M-3 and M-4 Shares relating to their voting at the Special

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December 20, 2019

Meeting. Accordingly, please revise your disclosure to clarify, if accurate, that as a result of the letter agreements, all proposals on which Class M shareholders are entitled to vote at the Special Meeting are expected to be approved, regardless of the votes of Class M shareholders who have not entered into such agreements.

The Registrant has revised the disclosure on pages 3, 22, 31 and 76 of the Proxy Statement to include such a statement to comply with the Staff’s comment.

What are the principal conditions to consummation of the Share Transactions?, page 5

2.

You disclose that the parties’ obligations to complete the Share Transactions are conditioned upon, among others, the “receipt of certain regulatory approvals necessary to consummate, and the actual consummation of, the restructuring of certain reinsurance transactions contemplated by the Transaction Agreement.” Please revise to briefly describe the nature of such restructuring transactions, either here or elsewhere in your proxy statement.

The restructuring of certain reinsurance transactions contemplated by the Transaction Agreement is a reference to the following disclosure on page 44 of the Proxy Statement in the section entitled “Related Party Transactions – Reinsurance of Voya Financial, Inc. and Investment in VA Capital Company LLC and Debt Financing to Venerable Holdings, Inc.”:

Prior to the closing of the transactions contemplated by the Transaction Agreement, all of the business that is currently ceded by VIAC to ALRe will be recaptured by VIAC. Immediately following such recapture, VIAC will cede to Athene Annuity Re Ltd. (“AARe”) all of the recaptured business previously reinsured by ALRe.

The Registrant has added the following language after such disclosure to comply with the Staff’s comment:

Such recapture and new reinsurance are subject to the prior approval of the Arizona Department of Insurance and the Iowa Insurance Division. ALRe, AARe and VIAC expect to consummate such recapture and new reinsurance promptly following the receipt of such approvals or, if later, December 31, 2019.

The Registrant has also revised the disclosure on pages 5 and 74 to reference the description of the nature of the restructuring of certain reinsurance transactions contemplated by the Transaction Agreement in the section entitled “Related Party Transactions – Reinsurance of Voya Financial, Inc. and Investment in VA Capital Company LLC and Debt Financing to Venerable Holdings, Inc.” to comply with the Staff’s comment.

December 20, 2019

Description of the Share Transactions, the Class B Exchange and the Class M Exchange Opinion of the Special Committee’s Financial Advisor — Houlihan Lokey, page 59

3.

We note your disclosure in the third and fourth bullets on page 59. Please disclose the financial projections of Athene and Apollo that were provided to Houlihan Lokey in connection with the preparation of its fairness opinion or tell us why such information is not material to shareholders.

The Registrant has revised the disclosure on pages 59-62 to disclose the financial projections that were provided to Houlihan Lokey for use in connection with its fairness opinion and financial analyses to comply with the Staff’s comment.

Proposal - The Share Transactions

Dilution, page 118

4.

You disclose that upon the closing of the Share Issuance, your “current shareholders would experience substantial dilution of earnings per share, as well as of ownership percentage.” Please revise to disclose in quantified terms the impact of such dilution upon your current shareholders.

The Registrant has revised the disclosure on page 122 to reference the quantified impact of the transactions on the Registrant’s adjusted operating earnings per common share, as further described in the section entitled “Supplemental Information for Investors” in the Proxy Statement to comply with the Staff’s comment. The Registrant has also revised the disclosure on page 122 to reference the quantified impact of the transactions on ownership percentage, as further described in the section entitled “Security Ownership of Certain Beneficial Owners and Management – Principal Shareholders” of the Proxy Statement.

Security Ownership of Certain Beneficial Owners and Management, page 121

5.	Please revise this section to also disclose the post-transaction beneficial ownership of the company.

The Registrant has revised the disclosure on page 126 to disclose the projected post-transaction beneficial ownership of the Registrant to comply with the Staff’s comment. As described in the Proxy Statement, the projected post-transaction beneficial ownership table has been prepared on the basis of the following assumptions: (i) the closing of the Share Issuance, the Class B Exchange and the Class M Exchange occurring on November 30, 2019 and (ii) 95% of Class M Common Shares outstanding as of November 30, 2019 being exchanged into Warrants and 5% of Class M Common Shares outstanding as of November 30, 2019 being exchanged into Class A Common Shares.

December 20, 2019

* * * * * * *

We would be grateful if the Staff would provide any comments to the revised Proxy Statement at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.

Very truly yours,

/s/ Samir A. Gandhi

Samir A. Gandhi

cc:	James R. Belardi (Athene Holding Ltd.)
John Golden (Athene Holding Ltd.)
Perry J. Shwachman (Sidley Austin LLP)
A. Peter Harwich (Latham & Watkins LLP)
Daniel E. Rees (Latham & Watkins LLP)